INVEST IN **THRIVING DESIGN**

Patented C-BITE clips helping gardeners build custom plant supports

PITCH VIDEO   INVESTOR PANEL



THRIVING DESIGN

thrivingdesign.com Fort Collins CO

Hardware | Retail | Main Street | B2C | Social Impact

LEAD INVESTOR



Todd Andrews

Thriving Design's products are innovative and most importantly, especially useful. I have been watching the company grow and believe in the founders ability to manage and scale the company. I am also excited to support a family run business. It is about time that there is ingenuity and creativity in the lawn and garden sector. I'm excited about the potential for Thriving Design to meet and exceed their goals over the next few years. Additionally, it is also great to see the sculptures that Jason creates with his C-Bites.

Invested $10,000 this round & $10,000 previously

Highlights

1. 💸 1M C-BITEs sold to-date, 300K+ in revenue this year
2. 💰 Available online via Shopify, Amazon, and several DTC websites, including Williams Sonoma in 2022
3. 🤝 Orders from 25% of the top 100 independent garden centers in the U.S.
4. 💥 Carried by 10 of the largest lawn & garden distributors in North America in 2021
5. 💪 Seasoned team w/ experience in garden industry, entrepreneurship, sustainability &marketing
6. 📈 Lawn & garden consumable market expected to hit 26.3B by 2030 &marketing

6. 📈 Lawn & garden consumable market expected to hit 26.3B by 2030

Our Team



Morgan Rider Cofounder

Shuffled cards for five days to make a world's record. Served on the Oregon Environmental Quality Commission. Launched a business with my brother.

Food security is a major issue that needs to be tackled on many fronts - empowering people to grow their own is a vital part of the solution. Our products encourage this.



Jason Rider C-BITE Guy

MBA, Returned Peace Corps Volunteer, Vertical Farmer, Chen taijiquan practitioner and inventor of the C-BITE.



Jeff Dooley Chief Creative Officer

Award winning creative director. Worked in advertising, branding and design for over 25 years. He has held positions as Creative Director, Art Director and Designer at Portland, Bend (Oregon) and St. Louis advertising agencies.

We help gardeners build versatile, sturdy plant supports in a snap 🌻



Our Vision

The earth has sustained humanity for millennia. We thought it would be nice to return the favor. Our products help people **grow their own food to eat more healthily, reduce greenhouse gas emissions and make Earth cool again.**

Our C-BITE clips make it easy to create the garden of your dreams with durable, reusable, customizable support systems. Master gardener? Commercial grower? First-time hobbyist? Whoever you are and whatever you've got growing, we're here to support your vision.



One of our customers, Wendi Phan, using her C-BITEs.

Our story

Thriving Design was founded in 2014 by Jason Rider, in his basement (of course).
He had an idea for a gadget that would make growing plants easier and more fun.
He imagined a small but mighty clip that could easily snap on his garden stakes -
eliminating the massive frustration of single size tomato cages & twist ties. He
used a 3D printer for the design and prototype of the first C-BITE. Many
iterations later his creation, the C-BITE "Radially Slotted Annular Coupling
System" is officially a patented thing as of December 2019, with 5 independent
claims.

Today it's a family business, his sister Morgan joined the team in 2020 to help
spread the love and joy of gardening.

Our products are designed and manufactured to minimize our negative impacts
on the environment. We're committed to minimizing packaging and waste, and

being carbon neutral. We donate 1% of our profits to nonprofits focused on conservation of the environment and food security for all people.



Jason with his son, Kai.

problem

Old-fashioned, rigid tomato cages and garden trellises are cumbersome, unstable and have limited use in the garden.



solution

Patented C-BITE garden clips are a customizable, reusable, and super-strong alternative to traditional plant support and protection products.





C-BITEs are fun and easy to use!

(SUPPORT YOUR PLANTS)

TOMATO
EDITION

SPOILER ALERT: IT'S SUPER EASY.

https://tinyurl.com/yp8s43f5

product line

C-BITE 26, 100 & 1000 packs

Plant support kits

C-BITES PROUDLY MADE IN THE USA

Stake safety caps

12" garden twist ties

Steel garden stakes

market

Gardening is booming!

45M
gardeners in North America
(4.1% growth year over year)

90%
of vegetable gardeners
grow tomatoes
(100% of tomatoes
need support)

27%
cannabis market growth
year over year

$47.8B
lawn and garden market

We've built a better tomato cage.



	Thriving Design	Gardener's Supply	Bond	Better Bilt	Miracle Gro	Luster Leaf
Modular/Expandable	X	X				
Multiple uses in garden	X				X	
Made in U.S.A.	X			X		
Long lasting	X	X	X	X	X	X
Sustainable	X	X				

Our friend Susan Bishop showing off C-BITEs and her yoga prowess!

Customers share their love


on social media.
matsutake2015
Active now
Yesterday 11:55 AM
I LOVE LOVE LOVE your plant supports.
hellagoodbuds
May 24, 2021 10:52 am
Appreciate you and your amazing products!!!
urbanfarmfoods
Active 21m ago
No problem! This system is so perfect for a collapsible foraging fence. I was so impressed by how easy it is to set up using your clips. We were using an annoying rolled up chicken wire situation before and I hated moving it all.
The c-bites have endless backyard farm uses
Swipe Up
C-BITE
customers


marketing strategy
Social media
Home page
Point of sale
CREATE CUSTOM PLANT SUPPORTS
Facebook advertising
FREE GARDEN GLOVES!
Weekly blog for SEO
GROW INSPIRED.
Digital advertising
IN A SNAP!
GET A GRIP ON YOUR GROW! LEARN MORE>
Grow inspired.
ENTER OUR PHOTO CONTEST
Newsletter
Print advertising
GET A GRIP ON YOUR GROW.
Cannabis advertising


C-BITE
GET A
ON YOUR
OH SNAP!
Try
-BITEs
here!
CREATE CUSTOM PLANT SUPPORTS
THRIVING DESIGN
GROW INSPIRED.



Jason decked out with merch and C-BITEs at Farwest.



Milestones

2020
- Launch Thriving Design, PBC
- Direct to consumer sales via Shopify store

2021
- 1,000,000 C-BITEs sold
- North American distribution
- Drop ship to top U.S. independent garden centers
- Available multiple on-line retailers (Amazon)

2022
- 6,500,000 C-BITEs sold
- Increase distribution and retailers across North America
- Expand into regional big-box retailers

2023
- 20,000,000 C-BITEs sold
- Expand into Home Depot, Lowe's and Walmart

2024
- 40,000,000 C-BITEs sold
- Expand internationally



Forward-looking projections cannot be guaranteed.



Forward-looking projections cannot be guaranteed.



team

L♥VE

Jason Rider
Co-Founder/President
(aka the C-BITE Guy)

Jason, the brother side of Thriving Design, is the inventor of the C-BITE and a life-long gardener and entrepreneur. When not tinkering and playing taiji quan at home and with his family in Fort Collins, Colorado, Jason can be found working full time managing the back end operations at Thriving Design HQ.

Morgan Rider
Co-Founder/Marketing & Sales
(aka the Connector)

Morgan is an environmental engineer with over 25 years' experience working with government, nonprofit and private organizations on sustainability, brand and marketing. With over 20 years experience in business development roles, she's helped multi-national organizations grow their business through her extensive professional network and personal connections.

Jeff Dooley
Chief Creative Officer
(aka Charlie's Angel)

Jeff has worked in advertising, branding and design for over 25 years. Along with his role as partner and CCO of Thriving Design, Jeff owns and operates marketing agency Studio Dooley. When he isn't building brands, he can be found fishing, playing guitar or hanging out with his family.

advisors

Katie Dubow
Garden Media Group President

Katie is president of Garden Media Group, a women-owned-and-run public relations firm specializing in the home and garden industry and celebrating more than 30 years in business. Author of the annual Garden Trends Report, Dubow travels the world scouting and presenting garden trends to audiences from Italy to Chicago.

Marty Gottlieb
Owner M. Gottlieb & Associates

Marty has been in the landscape/garden industry for over 50 years and knows more about it than probably anyone else you'll meet (seriously). With a degree in horticulture from Cornell University, Marty has helped dozens of new lawn and garden companies introduce and bring new products to market, and established companies scale growth and increase sales

Wendy Johansson
Independent Sales Agent

With a diverse background in sales, marketing and business development, Wendy has grown ventures in the public and private markets. She combines an entrepreneurial approach to business with a solid understanding of how to take products to market and expand distribution. Her ability to align with channel partners that build brands and drive profitability, has resulted in successfully growing early-stage and established businesses in the retail, lawn & garden, construction and mining industries.



the ask

We are seeking $250,000 to scale revenue to $2,000,000 by the end of 2023.

Fulfillment of Orders/Production
- Advanced inventory purchases
- Operations equipment
- Larger cavity C-BITE mold

Key Growth Hires/Salary
- Business manager/admin
- Finance/fractional CFO
- Manufacturing associates
- Partner salaries

Marketing/Trade shows
- Social media advertising
- Public relations
- Digital marketing
- Trade shows
- Retail POS

Forward-looking projections cannot be guaranteed.

Thank you.



thrivingdesign.com

Downloads

Meet Thriving Design July 2021.pdf

Thriving Design Catalog 2021-2022.pdf

TD C-BITE how-to.pdf